Exhibit 77C

Result of Shareholder Votes
The Annual Meeting of Shareholders of the Fund was held on March 7, 2011.  Common shareholders voted on the election of Trustees.

With regards to the election of the following Trustees by common shareholders of the Fund:
	# of Shares in Favor	# of Shares Withheld
Roman Friedrich III	8,004,288	175,242
Robert B. Karn III	8,023,016	156,514
Ronald A. Nyberg	8,029,573	149,957
Ronald E. Toupin, Jr.	8,015,251	164,279

The other Trustees of the Fund whose term did not expire in 2011 are Randall C. Barnes and Kevin M. Robinson.